Exhibit 19.1
Industrial Logistics Properties Trust
Insider Trading Policies and Procedures

To promote compliance with applicable insider trading laws and to protect our reputation for integrity and ethical conduct, we have adopted these insider trading policies and procedures, which we refer to as our “insider trading policy.”

When we refer to the “Company” we are referring to Industrial Logistics Properties Trust and its subsidiaries. When we refer to “RMR” we are referring to The RMR Group Inc. (“RMR Inc.”), The RMR Group LLC (“RMR LLC”), and RMR LLC’s subsidiaries.

Our insider trading policy applies to trustees, directors, officers and employees, as applicable, of the Company and RMR, who we refer to as “Covered Persons” or “you”. All Covered Persons are expected to comply with the specific provisions of our insider trading policy that are applicable to them as well as those applicable to their family members. It is also our policy that the Company will not engage in transactions in securities of the Company (“Company Securities”) while aware of material, non-public information relating to such company.
A.General Prohibition on Insider Trading.
You may not directly or indirectly engage in any transaction involving the purchase or sale of Company Securities while aware of material, non-public information concerning the Company. Securities are broadly defined to include common shares, any other equity and debt securities, as well as any related derivative securities.

What is Material Information? Information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. Any information that could be expected to affect a company’s stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are: earnings projections; a proposed material acquisition, divestiture or joint venture; a restructuring; a change in dividend policy; material financings; a change in management or the Board of Trustees; pending or threatened material litigation; or a material cybersecurity incident.

When is Information Considered Public? Information is considered “public” once it has been widely disseminated, for example through newswire services, a news website or public disclosure documents filed with the U.S. Securities and Exchange Commission (the “SEC”) that are available on the SEC’s website. Even after information is widely disseminated, it is still considered “non-public” until the investing public has had sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until the opening of business on the second trading day after the day on which the information is released. If, for example, the Company were to make an announcement after the market closes on a Monday, you should not trade Company Securities until the opening of business on Wednesday.

Tipping. The prohibition against insider trading applies to (i) tipping, i.e., disclosing material, non-public information to another person within the Company whose job does not require that person to have that information or another person outside of the Company, including, but not limited to, family, friends, business associates, investors and others, unless the disclosure is made in accordance with the Company’s policies, regarding the protection or authorized external disclosure of information regarding the Company and (ii) making recommendations to purchase or sell any Company Securities on the basis of material, non-public information.
Transactions by Entities that You Influence or Control. Our insider trading policy applies to any entities that you influence or control, including any corporations, limited liability companies, partnerships or trusts.

Transactions in Company Securities by a controlled entity should be treated for the purposes of our insider trading policy and applicable securities laws as if they were for your own account.
Transactions by Family Members and Others. Our insider trading policy applies to: (i) your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws); (ii) anyone else who lives in your household; and (iii) any family members who do not live in your household but whose transactions in Company Securities are directed by you or are subject to your influence or control. You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in Company Securities, and you should treat all such transactions for the purposes of our insider trading policy and applicable securities laws as if the transactions were for your own account. Our insider trading policy does not, however, apply to personal securities transactions of a family member who resides with you where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or such family member.
Other Public Companies. The prohibition against insider trading also applies to trading in the securities of publicly traded companies other than the Company if you have material, non-public information with respect to such company, including information you may have learned in the course of performing your duties for the Company.
Restricted Stock Awards. Our insider trading policy does not apply to the vesting of restricted common shares of the Company, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold common shares to satisfy tax withholding requirements upon the vesting of any restricted common shares of the Company. Our insider trading policy does apply, however, to any sale in the open market of common shares of the Company including to satisfy tax withholding requirements.
Dividend Reinvestment Plan. Our insider trading policy does not apply to regular reinvestment of dividends in Company Securities you make pursuant to a dividend reinvestment plan offered by the Company or by your bank or brokerage firm at which you hold your Company Securities. Our insider trading policy does apply, however, to your election to participate in a dividend reinvestment plan and to any additional voluntary purchases of Company Securities resulting from additional contributions you choose to make to a dividend reinvestment plan in excess of the cash dividends you receive. Our insider trading policy also applies to your sale of Company Securities purchased pursuant to the dividend reinvestment plan.
Purchases from or Sales to the Company. Our insider trading policy does not apply to any other purchase of Company Securities from the issuer of such securities or sales of Company Securities to the issuer of such securities.

Termination of Service. Our insider trading policy continues to apply to transactions in Company Securities even after termination of (i) RMR’s services to the Company or (ii) your service to the Company or RMR. If a Covered Person is in possession of material, non-public information when such service is terminated, that Covered Person may not trade in Company Securities until that information has become public or is no longer material. Individuals subject to a blackout period under Section C below at the time of termination of service may not trade in Company Securities until after the end of the blackout period. The pre-clearance procedures in Section B below, however, will cease to apply upon termination of your service to the Company or RMR.

Gifts. All gifts of Company Securities are transactions subject to our insider trading policy and may not be made while the person making the gift is aware of material, non-public information, and you are required to obtain pre-clearance of the gift if you are subject to the pre-clearance procedures in Section B below.
B.Pre-clearance Procedures.
To promote compliance with the general prohibition on insider trading, we have adopted the following procedures:

Approval for Transactions in Company Securities.
Trustees, directors and any senior level officer of the Company or RMR (including the head of investor relations and any officer of the level of Senior Vice President or above of RMR) must obtain authorization to buy or sell Company Securities, from at least two individuals designated for that purpose by our Managing Trustees, using our “Authorization to Trade” form (or such other manner of providing the information called for by our “Authorization to Trade” form). The individuals currently designated with this approval authority are any Managing Trustee, the President, the Chief Financial Officer and the Secretary of the Company, which list may be updated from time to time. No designated individual may act to authorize his or her own trades, agreements or trading plans.
You may obtain an “Authorization to Trade” form on RMR’s SharePoint website. You should submit for approval any request for an authorization to trade at least two business days in advance of when you wish to receive approval.
Approval for Transactions in Covered Public Company Securities. Covered Persons may not buy or sell securities of RMR Inc. or any other public company to which RMR LLC or its affiliates provide management services (a “Covered Public Company”), except in accordance with the procedures established by the applicable Covered Public Company for such transactions. Copies of the applicable Covered Public Company’s procedures may be obtained from our Secretary.
Any authorization granted under this Section B, (i) will be limited to a specified dollar or share amount, (ii) will either expire at a specified date or, if no date is specified, will expire automatically after four calendar days, and (iii) may be revoked at any earlier time by notice to you. If a request for authorization is denied, the fact of such denial must be kept confidential by you.
The procedures described above have been adopted for the benefit of the Company to promote compliance with securities laws. The granting of any such authorization under this Section B does not relieve you of your legal responsibilities not to purchase or sell shares or other securities while in possession of material, non-public information and otherwise to comply with applicable securities and other laws in connection with trading in securities.
C.Prohibited Transactions.
Certain types of transactions may increase exposure to legal risks for the Company and you and may create the appearance of impropriety or inappropriate conduct. Therefore, Covered Persons may not engage in the following transactions, except as noted below:
Short sales. You may not, directly or indirectly through your family members or others, engage in any short sale of any Company Securities. Short sales of shares of a company are transactions where you borrow shares, sell the borrowed shares and then buy shares at a later date to replace the borrowed shares. Short sales may evidence an expectation on your part that the shares will decline in value and therefore have the potential to signal to the market that you lack confidence in the company. They may also reduce your incentive to seek to improve the company’s performance.
Publicly traded options. You may not engage in any transaction in any publicly traded option related to any Company Securities. Given the short term of publicly traded options, transactions in these options may create the appearance that your trading is based on material, non-public information and may focus you on short term performance at the expense of the company’s long term objectives.
Hedging transactions. You may not engage in any hedging transaction related to any Company Securities. Certain forms of hedging transactions with respect to a company would allow you to own securities without the full risk and reward of ownership which may result in you no longer having the same objectives as the company’s other shareholders.

Margin accounts and pledges. You may not hold any Company Securities in a margin account or pledge any such securities as collateral for a loan without the approval of our Managing Trustees. Securities held in a margin account may be sold by the broker without your consent if you fail to meet a margin call. Similarly, securities pledged as collateral for a loan may be sold if you default on the loan. These sales may occur at a time when you are aware of material, non-public information or otherwise not permitted to trade such securities.
Standing and Limit Orders. You may not place standing or limit orders on Company Securities without the approval of our Managing Trustees. Standing and limit orders create heightened risks for insider trading violations because there is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result, the broker could execute a transaction when you possess material nonpublic information.
D.Blackout Periods.
All members of the Board of Trustees, the executive officers and the Secretary of the Company, all members of the board of directors of RMR Inc., all executive officers of RMR and certain other individuals designated from time to time by (i) a Managing Trustee or (ii) the Secretary of the Company (such members of the Board of Trustees and the board of directors, executive officers and designated individuals, collectively, the “Company Insiders”) are subject to the following blackout periods, during which they may not buy or sell, or otherwise trade in, or agree to buy, sell or otherwise trade in, including by entering into a share trading plan such as a 10b5-1 trading plan with respect to, any Company Securities:
Quarterly Blackout. The period surrounding the Company’s announcement of its quarterly financial results is a particularly sensitive period of time for transactions in Company Securities from the perspective of compliance with applicable securities laws. During these periods, Company Insiders may possess or be presumed to possess material, non-public information about the Company’s financial results. Accordingly, Company Insiders are subject to quarterly blackout periods beginning 15 days prior to the close of each fiscal quarter and ending as of the opening of trading of the principal securities exchange on which the Company’s common shares are listed for trading on the second trading day following the public release of the Company’s earnings for that quarter. During a quarterly blackout period, Company Insiders may not, directly or indirectly through a family member or others, buy or sell, or otherwise trade in, or agree to buy, sell or otherwise trade in, Company Securities in open market transactions or through a broker, including by entering into a share trading plan such as a 10b5-1 trading plan with respect to Company Securities.
Other Blackout Periods. From time to time, you may become aware of other types of material, non-public information regarding the Company. Prior to public disclosure of such information, the Company may impose a special blackout period during which Company Insiders may not, directly or indirectly through a family member or others, buy or sell, or otherwise trade in, or agree to buy, sell or otherwise trade in, Company Securities in open market transactions or through a broker, including by entering into a share trading plan such as a 10b5-1 trading plan with respect to Company Securities. If the Company imposes a special blackout period, it will notify the applicable Company Insiders. Company Insiders subject to a special blackout period may not disclose the existence of the blackout period to any other person. In addition, you may be informed from time to time by the Company or RMR of certain companies that are on a restricted trading list, and you must comply with those restrictions as well.
Trading Window. Company Insiders may only conduct transactions in Company Securities during the trading window beginning as of the opening of trading of the principal securities exchange on which the Company’s common shares are listed for trading on the second business day following the public release of the Company’s quarterly earnings and ending 15 days prior to the close of the then current fiscal quarter, and then only upon receipt of prior written authorization in accordance with the procedures set forth in Section B of our insider trading policy and subject to any special blackout period and the restrictions in Section C of our insider trading policy.

Trading in Company Securities during the trading window should not be considered a “safe harbor,” and Company Insiders should use good judgment at all times. Even during a trading window, Company Insiders must obtain prior approval for all purchases, sales and other trades in accordance with Section B of our insider trading policy and may not purchase, sell or otherwise trade Company Securities while in possession of material, non-public information.
The quarterly trading restrictions and, except as otherwise determined by the Company, event-driven trading restrictions do not apply to:
•transactions conducted pursuant to an approved Rule 10b5-1 trading plan entered into during a trading window, described below under the heading “Rule 10b5-1 trading plans”; and
•regular reinvestment in Company Securities you make pursuant to a dividend reinvestment plan offered by the Company or by your bank or brokerage firm at which you hold your applicable Company Securities (provided, however, that the restrictions do apply to voluntary purchases of Company Securities resulting from additional contributions you choose to make to a dividend reinvestment plan, and to your election to participate in a dividend reinvestment plan or increase your level of participation in a dividend reinvestment plan).
Exceptions to the quarterly trading restriction may be permitted in individual cases at the discretion of the persons authorized to pre-clear transactions in accordance with Section B of our insider trading policy.
E.Rule 10b5-1 Trading Plans.
Company Securities. Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) provides an affirmative defense from insider trading liability under Rule 10b-5. In order to rely on this defense, a trade must be made pursuant to a pre-arranged, written trading plan that was entered into when you were not aware of material, non-public information and that complies with the requirements of Rule 10b5-1. If you wish to enter into a 10b5-1 trading plan to buy or sell Company Securities, you must obtain prior approval in accordance with Section B of our insider trading policy prior to the adoption of the plan. You may not enter into or amend a Rule 10b5-1 trading plan during a period when you are subject to any blackout period trading restrictions that the Company may impose or you are otherwise in possession of material, non-public information. Trustees and officers of the Company subject to Section 16 of the Exchange Act (collectively, “Section 16 Insiders”) should be aware that the Company will be required to make quarterly disclosures regarding all Rule 10b5-1 trading plans entered into, amended or terminated by Section 16 Insiders and to include the material terms of such plans, other than pricing information. Additionally, a Rule 10b5-1 trading plan must comply with the requirements of Rule 10b5-1 (including specified waiting periods and limitations on multiple overlapping plans and single trade plans). Once such plan is adopted, you must not exercise any influence over the amount of Company Securities to be traded, the price at which they are to be traded or the date of the trade; and you may not amend, modify or terminate a 10b5-1 trading plan unless you obtain prior approval in accordance with Section B of our insider trading policy.
In addition, the following considerations apply to individuals who may be deemed “affiliates” of the Company within the meaning of Rule 144 promulgated under the Securities Act of 1933, as amended. For these purposes, “affiliates” include the members of our Board of Trustees and our executive officers. Under Rule 144, an affiliate of the Company is subject to a limitation on the amount of securities that may be sold for his or her account during any three-month period. If an affiliate of the Company with an outstanding 10b5-1 trading plan sells securities outside of the plan and the sales reduce the applicable volume limits under Rule 144, the 10b5-1 trading plan may be deemed modified to the extent that the broker administering the plan is forced to sell fewer securities than would have otherwise been the case. To avoid this situation, Company affiliates must take care to not sell designated plan securities outside of the plan, and further ensure that any sales of securities outside of the 10b5-1 trading plan do not adversely affect the volume limits under Rule 144 to the detriment of plan sales.
You agree to cooperate with us in reporting any trading plan you adopt, as may be required under the securities laws or as we may request.

Covered Public Company Securities. Covered Persons may not enter into a 10b5-1 trading plan with respect to securities of a Covered Public Company, except in accordance with the procedures established by the applicable Covered Public Company for such 10b5-1 trading plans. Copies of the Covered Public Companies’ procedures for 10b5-1 trading plans may be obtained from our Secretary.
F.Consequences of Violations
The purchase or sale of Company Securities or Covered Public Company securities while you are aware of material, non-public information, or the disclosure of material, non-public information to others who then trade in Company Securities or Covered Public Company securities, is prohibited by the federal and state laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys and state enforcement authorities. Punishment for insider trading violations is severe, and could include significant fines and imprisonment.
In addition, your failure to comply with our insider trading policy may subject you to disciplinary action, including termination, whether or not your failure to comply with our insider trading policy results in a violation of law.
December 11, 2024